SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2013

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 11, 2013

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ Stefan Bort
Stefan Bort
Assistant Group Secretary

Prudential plc (“Prudential”)

NOTICE OF ANNUAL GENERAL MEETING 2013

Prudential today announces its Notice of Meeting for the 2013 Annual General Meeting is available to view on the Group’s website at www.prudential.co.uk A copy of the Notice of Meeting has been submitted to the National Storage Mechanism and will shortly be available for inspection at www.hemscott.com/nsm.do Printed copies of the Notice of Meeting will be posted to shareholders on or around 12 April 2013.

Prudential’s 2013 Annual General Meeting will be held on Thursday 16 May 2013 at 11.00am at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE.

Additional information:

Prudential plc is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America.

Enquiries:

Prudential plc

Julia Herd, Group Secretariat

Tel: 020 3480 6249

Name and signature of duly authorised officer of issuer responsible for making notification:

Alan F. Porter, Group Company Secretary